September 13, 2019

David G. Kalergis
Chief Executive Officer
Diffusion Pharmaceuticals Inc.
1317 Carlton Avenue, Suite 200
Charlottesville, VA 22902

       Re: Diffusion Pharmaceuticals Inc.
           Registration Statement on Form S-1
           Filed September 9, 2019
           File No. 333-233686

Dear Mr. Kalergis:

       We have limited our review of your registration statement to those issues we have addressed in our comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed September 9, 2019

General

1. We note that the forum selection provision set forth in your Bylaws identifies the Court of
       Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal
 David G. Kalergis
Diffusion Pharmaceuticals Inc.
September 13, 2019
Page 2
      securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                            Sincerely,
FirstName LastNameDavid G. Kalergis
                                                            Division of
Corporation Finance
Comapany NameDiffusion Pharmaceuticals Inc.
                                                            Office of
Healthcare & Insurance
September 13, 2019 Page 2
cc:       David S. Rosenthal, Esq.
FirstName LastName